

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 4, 2015

<u>Via E-mail</u>
Mr. Archie M. Brown, Jr.
President and Chief Executive Officer
MainSource Financial Group, Inc.
2105 North State Road 3 Bypass
Greensburg, IN 47240

Re: **MainSource Financial Group, Inc.**
                   Form 10-K for the Fiscal Year Ended December 31, 2014
                   Filed March 13, 2015
                   Definitive Proxy Statement on Schedule 14A
                   Filed March 25, 2015
                   File No. 000-12422

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2014</u>

<u>Disclosure Controls and Procedures, page 79</u>

1.   We note the disclosure that based on their evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the company's disclosure controls and procedures are, to the best of their knowledge, effective to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms as of such date. Please tell us why you qualified your opinion with "to the best of their knowledge" or revise future filings to remove the disclosure.

Definitive Proxy Statement on Schedule 14A

Compensation of Executives in 2014, page 36

Short-term Incentive Compensation, page 36

2.   In future filings and to the extent applicable, please quantify the performance measures identified on page 31, and for each measure indicate the threshold, target and maximum levels of performance. In addition, for each measure please ensure to disclose the actual level of target achievement.

3.   Please note that your Grant of Plan-Based Awards tabular disclosure on page 42 should include the target and maximum levels of "Estimated Future Payouts Under Non-Equity Incentive Plan Awards." In this regard, we note your discussion at the end of page 31. Please advise or revise your future filings accordingly.

Summary Compensation Table, page 41

4.   We note your footnote (3) disclosure stating, among other things, that you do not disclose the portion of the award that is deferred to the subsequent year because the NEOs must be employed on the date of payment to receive the amount. Instruction 4 of Item 402 of Regulation S-K states that any amounts deferred whether pursuant to a plan established under Section 401(k)of the Internal Revenue Code or otherwise, "shall be included in the appropriate column for the fiscal year in which earned." In addition Instruction 1 to Item 402(c)(2)(vii) states that if the relevant performance measure is satisfies during the fiscal year, the earnings are reportable for that fiscal year, even if not payable until a later date. In light of this guidance, please provide us with your legal analysis as to why disclosure of the deferred portion of the award granted under the Short-Term Incentive Plan in a different fiscal year is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or David Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services